Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
Matthew Zintel	Mark Jones
Zintel Public Relations	Global Consulting Group
matthew@zintelpr.com	mjones@hfgcg.com
310.574.8888	646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Reports Record Second Quarter
Revenues and Net Income, Raises Fiscal 2007 Guidance

Quarterly Revenues of $25.5 Million, Up 22% Year-Over-Year
Net Income of $3.9 Million, Up 16% Year-Over-Year; or $0.26 Per Diluted Share

TEL AVIV, ISRAEL, July 19, 2007 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), the leader in Software DRM, USB-based authentication, and secure Web gateways, today announced financial results for the second quarter of fiscal year 2007, ended June 30, 2007. All results are prepared in accordance with generally accepted accounting principles in the United States.

Revenues for the second quarter of 2007 were a record $25.5 million, an increase of 22 percent from the $20.9 million reported for the same period in 2006. Software DRM revenues for the second quarter of 2007 were $16.5 million, an increase of 13 percent from the $14.6 million reported in the same period in 2006. Enterprise Security revenues for the second quarter were a record $9.0 million, a 44 percent increase from the $6.2 million recorded in the same period in 2006. Revenues for the first six months of 2007 were $50.6 million, an increase of 16 percent from the $43.7 million recorded in the first half of 2006.

Net income for the second quarter of 2007 was $3.9 million or $0.27 per basic share and $0.26 per diluted share and compared to second quarter of 2006 net income of $3.3 million or $0.23 per basic share and $0.22 per diluted share. Net income for the second quarter of 2007 included $0.15 million for equity-based compensation expenses compared to $0.6 million in the second quarter of 2006. For the first six months of 2007, net income was $7.7 million, or $0.53 per basic share and $0.52 per diluted share, compared with net income of $7.1 million or $0.49 per basic share and $0.47 per diluted share for the first six months of 2006. Net income for the first six months of 2007 included $0.6 million for equity-based compensation expenses compared to $1.1 million in the first six months of 2006.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems stated, “Aladdin delivered an outstanding performance for the second quarter of 2007, reporting all-time high quarterly revenues and net income, while generating strong cash flow from operations. The success of our strategy of investing in a portfolio of innovative Software DRM and Enterprise Security solutions is clear as both operating divisions posted double digit year-over-year organic growth rates, including record revenues from our Enterprise Security division. Our second quarter results were driven by positive demand across Aladdin’s portfolio of security solutions. Based on the strength of our first half results, as well as our positive view of business conditions for the second half of the year, we have raised our full year 2007 revenue and EPS guidance.

“With a $10 million share repurchase program announced and completed during the second quarter of 2007, as well as the subsequent announcement of an additional $10 million share repurchase program, we are committed to leveraging the strength of our operating cash flow, balance sheet and the successful execution of our strategy to deliver long-term value to our shareholders,” concluded Margalit.

Cash, cash equivalents and marketable securities totaled $87.7 million at June 30, 2007, down $3.1 million from $90.9 million reported as of year end 2006. While the Company generated positive cash flow from operations of $8.5 million during the first half of 2007, the Company used approximately $10 million in cash to purchase shares under the recently announced share repurchase programs.

Financial and Operating Highlights

—	Record quarterly revenues and net income of $25.5 million and $3.9 million, respectively.

—	Double digit year-over-year organic growth in Software Security and Enterprise Security.

—	Record quarterly Enterprise Security business revenues of $9.0 million, an increase of 44 percent year-over-year.

—	Cash flow from operating activities in the second quarter totaled $4.6 million.

—	$20 million in stock repurchase programs announced during the quarter.

—	464,973 common shares repurchased during the quarter at a total cost of $10 million.

—	Appointed David A. Collins as Aladdin North America’s vice president of sales for eSafe and eToken.

Quarterly Product Highlights

—	Aladdin announced the general availability of HASP HL software protection, licensing and distribution solution for Microsoft’s Windows CE (x86)™ and Aladdin HASP SRM for Microsoft’s Windows XP Embedded™ operating system.

—	Announced that Frost & Sullivan, a global growth consulting company, named Aladdin the market leader in the Software Digital Rights Management (DRM) Market in its April 2007 analysis “World Content Protection and Digital Rights Management Markets.”

—	Frost & Sullivan named Aladdin the recipient of its 2007 Global Award for Product Innovation, recognizing Aladdin HASP’s leadership in the software DRM market and its unparalleled innovation in providing software developers trusted protection, licensing and distribution solutions.

—	Beijing-based Hanwang Technology Co. Ltd., the largest provider of intelligent recognition solutions in China, will deploy up to 18,000 Aladdin HASP software protection keys to secure Hanwang products against piracy and unauthorized use.

—	One of the world’s largest rental car companies will deploy Aladdin eTokens to meet payment card industry data security standard compliance requirements.

—	Unisys Corporation will deploy more than 28,000 Aladdin eToken smart cards to provide employees with integrated physical/data access.

—	Announced deployments of Aladdin’s eSafe SecureSurfing™ solution by several ISPs including:

■	Mumbai-based SecureSynergy Pvt Ltd., the first managed security service provider in India to deploy the Aladdin eSafe SecureSurfing solution for its customers.

■	Internet Xpress, a Northeast Washington-based ISP, is using eSafe SecureSurfing to provide its residential and business ISP customers with “clean-pipe” Internet access.

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.aladdin.com/news/2007/index.aspx.

Future Business Outlook
Based on current business conditions and expectations, Aladdin management has raised its guidance for fiscal year 2007.

Revenues for fiscal year 2007 are now expected to be between $100 million and $106 million, up from the previously stated range of $95 million to $102 million. The Company reported $89 million in revenues in fiscal year 2006.

Fiscal year 2007 diluted earnings per share are now expected to be in the range of $1.00 to $1.12, up from the previously stated guidance range of $0.90 to $1.09. The Company reported diluted earnings per share of $0.93 in fiscal year 2006.

The Company currently anticipates equity-based compensation expenses to be approximately $0.2 million per quarter for the second half of 2007. Due to the variable nature of these expenses, Aladdin had previously expected quarterly equity-based compensation expenses to be in a range of $0.4 million to $0.6 million per quarter.

The Company undertakes no obligation to update its estimates.

Earnings Teleconference
The Company will hold a teleconference today, July 19th, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial +1 (800) 399-0427 in North America, or +1 (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.Aladdin.com/investor. Please visit the Web site at least 15 minutes prior to the scheduled call time to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 12:00 p.m. EDT on July 19th through 11:59 p.m. EDT on July 27th by calling (800) 642-1687 in North America, or +1 (706) 645-9291 internationally, and entering the following access code: 4368718. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.Aladdin.com/investor.

About Aladdin Knowledge Systems
Aladdin Knowledge Systems’ Software Rights Management products are the #1 choice of software developers and publishers to protect intellectual property, increase revenues, and reduce losses from software piracy. Aladdin eToken is the world’s #1 USB-based authentication solution. The Aladdin eSafe secure Web gateway provides the most advanced protection against the latest Web-based threats and attacks. Aladdin has offices in 12 countries, a worldwide network of channel partners, and has won numerous awards for innovation. For more information, visit the Aladdin Web site at www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

(Tables Follow)

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statements of Operations
(U.S. dollars, in thousands - except for per-share amount)
(Unaudited)

	Three month period ended June 30,		Six month period ended June 30,
	2007	2006	2007	2006

Revenues:
Software Security (DRM)	16,466	14,611	33,488	30,720
Enterprise Security	9,000	6,242	17,156	13,010

Total Revenues	25,466	20,853	50,644	43,730

Cost of revenues	5,843	4,426	11,252	9,453

Gross profit	19,623	16,427	39,392	34,277

Research & development	4,585	3,329	9,174	7,091
Selling & marketing	7,917	7,199	15,994	14,170
General & administrative	3,370	3,002	6,765	6,256

Total operating expenses	15,872	13,530	31,933	27,517

Operating income	3,751	2,897	7,459	6,760
Financial income, net	1,042	865	2,047	1,510
Other income	5	187	14	196

Income before taxes	4,798	3,949	9,520	8,466

Taxes on income	770	615	1,512	1,344

Income before equity in loss of an
affiliate	4,028	3,334	8,008	7,122

Equity in loss of an affiliate	(149)	-	(261)	-

Net Income	3,879	3,334	7,747	7,122

Basic earnings per share	0.27	0.23	0.53	0.49

Diluted earnings per share	0.26	0.22	0.52	0.47

Weighted average number of shares
outstanding for Basic earnings per
share	14,493	14,561	14,590	14,531

Weighted average number of shares
outstanding for Diluted earnings per
share	14,914	15,209	14,962	15,218

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	June 30, 2007	December 31, 2006

Assets

Current assets:
Cash & cash equivalents	37,259	39,734
Marketable securities	50,480	51,147
Trade receivables, net of allowance for doubtful accounts	17,994	16,427
Other accounts receivable	5,923	5,779
Inventories	7,739	7,299

Total current assets	119,395	120,386

Severance pay fund	2,731	2,673

Fixed assets, net	6,327	5,695

Other long-term assets, net	19,365	19,290

Total Assets	147,818	148,044

Liabilities and Shareholders' Equity

Current liabilities:
Trade payables	6,025	5,794
Deferred revenues and advances from customers	6,982	6,173
Other current liabilities	8,834	8,618

Total current liabilities	21,841	20,585

Accrued severance pay	3,611	3,441

Other long term liabilities	1,183	1,369

Shareholders' Equity	121,183	122,649

Total Liabilities and Shareholders' Equity	147,818	148,044

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Statement of Cash Flows
(U.S. dollars, in thousands)
(Unaudited)

	Three month period ended June 30,		Six month period ended June 30,
	2007	2006	2007	2006

Cash flow from operating activities:

Net income	3,879	3,334	7,747	7,122
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	990	491	1,649	1,175
Increase in trade and other receivables, net	(720)	(1,388)	(1,752)	(3,236)
Decrease (increase) in inventory	(191)	111	(383)	(1,222)
Increase (decrease) in trade payables and
accrued liabilities	578	(1,080)	188	90
Other adjustments	45	(332)	1,062	782

Net cash provided by operating activities	4,581	1,136	8,511	4,711

Cash flow from investing activities:

Purchase of property and equipment, net	(1,145)	(1,116)	(1,769)	(1,596)
Investment in available-for-sale marketable
securities	(13,728)	-	(34,356)	-
Proceeds from sales of available-for-sale
marketable securities	14,210	1,486	35,210	1,486
Investment in other companies	(245)	(429)	(495)	(429)
Proceeds from return on investment in other
companies	-	1,724	-	1,724

Net cash provided by (used in) investing
activities	(908)	1,665	(1,410)	1,185

Cash flow from financing activities:

Proceeds from exercise of options	312	71	398	406
Purchase of treasury shares	(9,983)	-	(9,983)	-

Net cash provided by (used in) financing
activities	(9,671)	71	(9,585)	406

Effect of exchange rate on cash and cash
equivalents	18	17	9	130

Increase (decrease) in cash and cash equivalents	(5,980)	2,889	(2,475)	6,432

Cash and cash equivalents at the beginning of
the period	43,239	31,969	39,734	28,426

Cash and cash equivalents at the end of the
period	37,259	34,858	37,259	34,858